Exhibit 99-B.4.7

                    Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

This Contract, and the Certificate, if applicable, are endorsed as follows.

We will apply a transfer credit to assets transferred from another investment provider and allocated to Individual Accounts under this Contract. The amount of the transfer credit will equal [five percent] of the amount of transferred assets, less any applicable premium tax.

The transfer credit amount is calculated on the first anniversary of the Individual Account Effective Date. The amount of the transfer credit is based on transferred assets allocated to the Individual Account, minus any withdrawals. The transfer credit amount is deposited in the Fixed Plus Account. The amount deposited will include any interest that would have accrued had the transfer credit amount been deposited to the Fixed Plus Account on the first business day of the calendar month following its calculation.

Endorsed and made part of this Contract, and the Certificate, if applicable, on the Effective Date of the Contract and Certificate.



                                      /s/ Thomas J. McInerney
                                      ----------------------------------------
                                      President
                                      Aetna Life Insurance and Annuity Company

E-MMTC(12/99)